VIRZOOM, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: March 29, 2022

VIRZOOM, INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of VIRZOOM, INC.,

56 JFK Street, 3F

Cambridge, MA 02138

I have audited the accompanying financial statements of VIRZOOM, INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of VIRZOOM, INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

03/29/2022

VIRZOOM, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	49,669
Accounts receivable, net		20,741
Inventories		8,649
Other receivables		16,418
Total current assets		95,477
Fixed & Intangible assets:		
Property, plant & equipment		-
(Less accumulated depreciation)		-
Intangible assets		-
(Less accumulated amortization)		-
Total Fixed & Intangible Assets		-
Non-current assets:		
Due from Shareholders		-
Total non-current assets		-
Total Assets	$	**95,477**
Liabilities & Stockholders' Equity		
Current liabilities:		
Convertible Promissory notes		1,770,153
Accrued interest- Convertible promissory notes		204,377
SAFE convertible notes		1,251,851
Accrued executive compensation		774,062
Accounts Payable		293,695
Short-term loans		140,248
Accrued interest - short-term loans		181,203
Credit cards		12,597
Deferred revenue		40,544
Other payables		2,007
Total current liabilities		**4,670,737**

Eric H. Janszen

Signature: ______________________

Title: ______________________

President & CEO

The accompanying notes are an integral part of these financial statements.

VIRZOOM, INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Non-current Liabilities:		
Economic Injury Disaster Loan (EIDL)		38,400
Total non-current liabilities		38,400
Total liabilities	$	**4,709,137**
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 100,141,196 shares authorized, 7,404,009 shares issued and outstanding as of December 31, 2021		740
Preferred stock, $0.00001 par value, 75,557,587 shares authorized, 49,553,474 shares issued and outstanding as of December 31, 2021		496
Additional Paid-in Capital		11,777,716
Retained Earnings (accumulated deficit)		(14,837,451)
Net income (loss)		(1,555,161)
Total stockholders' equity (deficit):		**(4,613,660)**
Total Liabilities and stockholders' equity (deficit)	$	**95,477**

Signature: ____________________________
Title: ____________________________

The accompanying notes are an integral part of these financial statements.

VIRZOOM, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Subscription revenue	$	459,757
Other operating revenue		-
Total revenues		459,757
Cost of sales		114,302
Gross Profit		**345,455**
Expenses:		
Salaries, benefits & Payroll taxes		1,342,314
General & Administrative expenses		76,655
Stock based compensation expense		36,952
Insurance		12,156
Legal & Professional Services		382,005
Advertising & Marketing		153,613
Total Expenses		2,003,695
Income (loss) from operations		**(1,658,240)**
Other Income (Expenses):		
Interest expenses		(196,102)
SBA- Paycheck protection program grant		301,100
Referral income		1,207
Other expenses		(3,126)
Total Other Income (expenses)		**103,079**
Net income (loss) for the year	$	**(1,555,161)**

The accompanying notes are an integral part of these financial statements

VIRZOOM, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (net of capital raising costs)	Retained earnings (accumulated deficit)	**Total**
Beginning balance, December 31, 2020	**7,404,009**	**740**	**48,688,956**	**487**	**11,472,082**	**(14,837,451)**	**(3,364,142)**
Issuance of Common stock	-	-	-	-	-	-	**-**
Issuance of Preferred stock	-	-	864,518	9	268,682	-	**268,691**
Stock based compensation expense	-	-	-	-	36,952	-	**36,952**
Net income (loss)	-	-	-	-	-	(1,555,161)	**(1,555,161)**
Ending Balance, December 31, 2021	**7,404,009**	**740**	**49,553,474**	**496**	**11,777,716**	**(16,392,612)**	**(4,613,660)**

The accompanying notes are an integral part of these financial statements

VIRZOOM, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net income (loss)	$	(1,555,161)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock based compensation expense		36,952
Changes in:		
Prepaid expenses		8,247
Accounts Receivable		(20,741)
Credit Cards		6,475
Accrued executive compensation		115,000
Accrued Interest payable		194,354
Deferred revenues		894
Other payables		3,469
Short-term loans		7,405
Other receivables		8,040
Accounts Payable		70,113
Net cash provided (used) by operating activities		**(1,124,953)**
Cash flow From Investing Activities:		
Acquisitions, fixed assets		-
Disposals of fixed assets		-
Net cash provided (used) by investing activities		**-**
Cash flow from Financing Activities		
Issuance of SAFE convertible notes		308,000
Issuance of convertible promissory notes		605,000
Proceeds from issuance of Series A-1 Preferred Stock		276,357
PPP grants		(164,857)
Net cash provided (used) by financing activities		**1,024,500**
Increase (decrease) in Cash		(100,453)
Cash, beginning of year		150,122
Cash, end of year	$	**49,669**

The accompanying notes are an integral part of these financial statements

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

VIRZOOM, INC. (‘the Company’), is a corporation formed pursuant to the State of Delaware’s General Corporation law on February 13, 2015, and is headquartered in Cambridge, Massachusetts. The Company operates in the gaming technology industry and specifically the virtual reality sector. The Company offers virtual reality exercise games on subscription basis which can be experienced using virtual reality devices and systems.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company operates at net losses since its inception with accumulated losses totaling $16,392,612 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its subscription product, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Summary of significant accounting policies:

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company’s operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021.

Inventories

Inventory consists of units of legacy hardware used to adapt third party stationary bikes to third party VR headsets. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2021, consisted solely of finished products located at the Company's employee home offices in Massachusetts:

VZ-S – VirZOOM Sensor & Button Kit, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $8,649 as of December 31, 2021. This product was discontinued in 2020 and the remaining inventory is held primarily for warranty replacement.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2021, the Company issued Simple Agreements for Future Equity ("SAFE") for a total of $308,000 at a post money valuation CAP of $20,000,000 and a discount rate of 85%. The SAFE

agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

In the event of an Equity Financing, the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price which is equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds, due and payable to the Investors immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investors will be given the same choice, provided that any given investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investors by the amount

determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to the Investors and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investors and the Purchase Amount will be due and payable by the Company to the Investors immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of the instruments ("Senior Preferred Holders") and (ii) the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before the termination of the SAFEs, the Investors will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investors immediately prior to the consummation of the Dissolution Event.

The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with these SAFE agreements) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investors pursuant to the automatic conversion of the SAFEs subsequent to an Equity Financing event; or (ii) the payment, or setting aside for payment, of amounts due the Investors.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has

determined that the fair value at the date of issuance, and as of December 31, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2021.

Convertible promissory notes

During 2021, the company issued non-prepayable unsecured convertible promissory notes ('the Notes') in the amount of $605,000. The Notes bear interest at a rate of 8% per annum and mature no later than December 31, 2022.

All outstanding principal and accrued and unpaid interest under the Notes will be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than two million dollars ($2,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, the Notes are outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion, all outstanding principal and accrued and unpaid interest under the Notes will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of the Notes plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is sixteen million dollars ($16,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing. As of December 31, 2021, these notes remain outstanding.

If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and the Notes have not otherwise been converted, then, effective as of the Maturity Date, all outstanding

principal and accrued and unpaid interest under the Notes will be automatically converted into shares of 'Maturity Date Preferred Stock' at a conversion price equal to the deemed value per share of the Company's common stock on the Maturity Date, which deemed value per share of the Common Stock will be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of the Notes, the term "Maturity Date Preferred Stock" means a new series of preferred stock of the Company to be created at the time of the conversion of the Notes, which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and will otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Convertible promissory notes outstanding as of December 31, 2021, included $1,165,153 in notes issued prior to 2021. Accrued interest payable on these notes totaled $182,471 as of December 31, 2021. These notes remain outstanding for the year then ended.

Accrued interest payable on the Notes issued during 2021 totaled $21,906 as of December 31, 2021.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and

continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained two PPP loans between 2020 and 2021 and as of December 31, 2021, PPP loans totaling $301,100 were forgiven and recorded in other income.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $38,400 on May 24, 2020. The loan bears an interest rate of 3.75% per annum.

Monthly installment payments, including principal and interest, of $188 begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

The Company operates on a subscription-centric business model and offers monthly and annual subscriptions to software and records those unearned subscriptions by end of year as a short-term liability ('deferred revenue').

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the state of Delaware.

Equity

During 2021, the Company amended its certificate of incorporation to authorize the issuance of 100,141,196 shares of Common Stock at a par value of $0.0001 per share, and 75,557,587 shares of Preferred Stock at a par value of $0.00001 per share, designating 35,307,476 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 5,221,044 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1

Preferred Stock, 5,245,667 of such shares Series A-2 Preferred Stock, and 2,788,056 of such shares Series A-3 Preferred Stock, 1,986,910 of such shares Series A-4 Preferred Stock and 10,505,292 of such shares Series A-5 Preferred Stock; and (ii) enumerate the powers, privileges, rights, qualifications, limitations and restrictions of the Preferred Stock, including, among other things, (a) decreasing the Preference Rate from 1.5 times the applicable original issue price per share of Preferred Stock to 1 time the applicable original issue price per share of Preferred Stock (as the "New Preference Rate"), and (b) modifying the liquidation preference such that holders of Preferred Stock will be entitled to receive their applicable New Preference Rate plus declared and unpaid dividends thereon (or, if greater, the amount that such holder of Preferred Stock would receive on an as-converted to Common Stock basis), with the balance of any distributable proceeds to be distributed pro rata to holders of Common Stock.

Additionally, the amendments authorized an increase in the Corporation's reservation for issuance pursuant to the Company's 2015 Equity Incentive Plan of up to 17,179,600 shares of Common Stock.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 7,404,009.

Series Seed 1 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 1 Preferred Stock issued and outstanding was 32,201,341.

Series Seed 2 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 2 Preferred Stock issued and outstanding was 12,311,249.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Series Seed 3 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 3 Preferred Stock issued and outstanding was 4,176,366.

Series A-1 Preferred Stock

In 2021, the Company issued 864,518 in Series A-1 Preferred Stock shares. The shares were offered under subscription agreements to eligible crowdfunding investors in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933, as amended. The investors received an 'early bird' discount of 20%, reducing the price per share to $0.0384 (from the original price of $0.48). The maximum amount to be raised under the offering is $5,000,000.

From and after the date of the issuance of (A) shares of Series Seed 1 Preferred Stock, dividends at the rate per annum of $0.01134 per share will accrue on such shares of Series Seed 1 Preferred Stock, (B) shares of Series Seed 2 Preferred Stock, dividends at the rate per annum of $0.01067 per share will accrue on such shares of Series Seed 2 Preferred Stock, and (C) shares of Series Seed 3 Preferred Stock, dividends at the rate per annum of $0.01334 per share will accrue on such shares of Series Seed 3 Preferred Stock (in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock).

The Company has 3,106,135 of Series Seed 1 and 1,044,078 of Series Seed 3 warrants outstanding as of December 31, 2021. No other warrants have been issued or are outstanding as of December 31, 2021. The warrants issued have a 10-year expiration date. Series Seed 1 and Series Seed 3 warrants issued had an exercise price of $0.01 and $0.22239 per share, respectively (at a weighted average of $0.06 per share). In 2021, the Company issued 34,567 in Series Seed 3 warrants.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company recognized stock compensation expense over the vesting periods in the amount of $36,952 for the year ended December 31, 2021, which was charged to paid-in capital. The company has fully recognized stock compensation expense as of December 31, 2021. The Company has 2,000,000 options outstanding as of December 31, 2021, all of which are exercisable. All issued options expire at varying times between 2025 and 2027 and had a weighted average exercise price of $0.26 as of December 31, 2021.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees,

such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $774,062 as of December 31, 2021. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval. Moreover, the Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2021. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-

Founder and Chief Technology Officer. As of December 31, 2021, Eric Janszen held 3,070,200 in Common stock shares and Eric Malafeew held 2,949,800 in Common stock, 263,664 in Series Seed 1 Preferred stock and 25,307 in Series Seed 1 warrants.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for

fiscal years beginning after December 15, 2021, with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

Between January 21, 2022, and March 4, 2022, the Company raised $680,202 in gross proceeds in connection with its on-going crowdfunding campaign. Pursuant to this raise, investors were entitled to approximately 1,766,320 in preferred stock shares. The offering costs amounted to $24,250 and the net proceeds received by the company were $655,952. Moreover, according to Management and in connection with this crowdfunding campaign, the Company raised $210,082 in gross proceeds that are currently held in escrow and due to be released within a month from the date of the report.

The Company evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.